Exhibit 99.3

Form of Lock Up Agreement

October 15, 2021

THE VERY GOOD FOOD COMPANY INC.

Re:	Securities Purchase Agreement, dated as of October 15, 2021 (the “Purchase Agreement”), between The Very Good Food Company Inc. (the “Company”) and the purchasers signatory thereto (each, a “Purchaser” and, collectively, the “Purchasers”)

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Purchase Agreement. Pursuant to Section 2.2(a) of the Purchase Agreement and in satisfaction of a condition of the Company’s obligations under the Purchase Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until ninety (90) days following the Closing Date (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose stop-transfer instructions preventing the Transfer Agent of the Company from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities provided that (1) the Company receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported on the System for Electronic Disclosure by Insiders in accordance with Canadian Securities Laws and no report of such transfer shall be made voluntarily, and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer:

i)	as a bona fide gift or gifts;

ii)

to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)

if the undersigned is a corporation, partnership, limited liability company, trust or other business entity: (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned, (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned or (c) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Letter Agreement;

v)	if the undersigned is a trust, to the beneficiary of such trust;

vi)	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

vii)	by operation of law and/or pursuant to a domestic relations order or in connection with a divorce decree or settlement.

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict (i) the delivery of Common Shares to the undersigned upon exercise of any options granted under any employee benefit plan of the Company; provided that any Common Shares or Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, (ii) the delivery of Common Shares to the undersigned upon the exercise of warrants; provided that such Common Shares delivered to the undersigned in connection with such exercise are subject to the restrictions set forth in this Letter Agreement, (iii) transfers of Common Shares or any securities convertible into Common Shares in connection with any “net” or “cashless” exercise of securities granted under any duly authorized equity incentive plan or other compensatory plan of the Company, (iv) any transfers made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Equity Compensation Plans, including in connection with the vesting of options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; (v) transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering; or (vi) transfers made pursuant to a bona fide take-over bid or similar transaction made to all holders of Common Shares, including without limitation, a merger, arrangement or amalgamation, involving a change of control of the Company and provided that in the event the takeover or acquisition transaction is not completed, the Securities shall remain subject to the restrictions contained in this Letter Agreement.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act or similar rules under Canadian Securities Laws; provided that no sale of Common Shares are made pursuant to such plan during the Restriction Period.

If (i) the Company notifies the Placement Agent in writing that it does not intend to proceed with the Offering, (ii) the Purchase Agreements are not executed by October 28, 2021, or (iii) the Placement Agency Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Securities to be sold thereunder, then this Letter Agreement shall immediately be terminated and the undersigned shall automatically be released from all of his or her obligations under this Letter Agreement.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to each Purchaser to complete the transactions contemplated by the Purchase Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and any Purchaser and that no Purchaser is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Purchasers.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

Number of Common Shares

Number of Common Shares underlying subject to warrants, options, debentures or other convertible securities

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

THE VERY GOOD FOOD COMPANY INC.

By:
Name:
Title: